FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 3, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 3, 2003                                        By: SIMON BICKNELL
                                                             ------------------
                                                                  Simon Bicknell
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

30 October 2003


                              GlaxoSmithKline PLC


GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003 , it purchased for cancellation 790,000 of its ordinary shares at a price of 1266.36p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


30 October 2003               Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("the GSK
                              Trust"), transferred 18,776 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 31 October 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

3 November 2003

                              Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier          The Administrators of the GlaxoSmithKline US Retirement
                        Savings Plan notified GlaxoSmithKline plc on 31 October
                        2003 that Dr Garnier had increased his interest by 28
                        Ordinary Share ADRs at a price of $43.36 per share on 30
                        October 2003. Dr Garnier was also notified of this change on 31 October 2003.


S M Bicknell
Company Secretary
3 November 2003

                             Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 31 October 2003, that as a result of movement in the fund on 30 October 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,782,773 to 18,865,043 at an average price of $43.36.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 November 2003